July 29, 2016

Ms. Michelle Stasny

Special Counsel

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:      Fifth Third Holdings Funding, LLC

Registration Statement on Form SF-3

Filed May 16, 2016

File No. 333-211395

Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711

www.mayerbrown.com

Stuart M. Litwin

Direct Tel +1 312 701 7373
Direct Fax +1 312 706 8165

slitwin@mayerbrown.com

Dear Ms. Stasny:

On behalf of Fifth Third Holdings Funding, LLC (the “Registrant”), and in response to the comment (the “Comment”) submitted via telephone on July 27, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to Mayer Brown LLP on behalf of the Registrant, the Registrant is submitting this letter.

The Registrant’s response to the Comment is set forth below. For ease of reference, a summary of the Comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

General

1.	Please confirm that an appropriately unqualified legal opinion will be filed no later than the closing date of each offering of securities covered by the registration statement. See Sections II.B.2a and II.B.3a of Staff Legal Bulletin 19.

Response: We confirm that an appropriately unqualified legal opinion will be filed no later than the closing date of each offering of securities covered by the registration statement in accordance with Sections II.B.2a and II.B.3a of Staff Legal Bulletin 19.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America, Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Ms. Michelle Stasny

July 29, 2016

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	James Leonard

Benjamin Meeks

Nathan Steuber

Angela Ulum